10026299

TES
GE COMMISSION
. 20549

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FEB 26 2010

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids (City) IA (State) 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Davidson 319-364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue Suite 100 (Address) Dubuque (City) IA (State) 52002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4

3/11

OATH OR AFFIRMATION

I, Patricia Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2011

Patricia Davidson
Signature

Chairman
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EideBailly

CPAs & BUSINESS ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by World Trend Financial Planning Services, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the Board of Directors, solely to assist you and the other specified parties in evaluating World Trend Financial Planning Services, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noted in check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including general ledger detail noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including general ledger detail supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 24, 2010

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
CEDAR RAPIDS, IOWA

FINANCIAL STATEMENTS
DECEMBER 31, 2009

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2009, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 24, 2010

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 19,514
Investments	78,624
Accounts Receivable	
Commissions	41,384
Client	2,981
SIPC	189
Prepaid Expenses	514
Notes receivable - related parties	144,686
Note receivable - other	110,839
Total current assets	398,731
EQUIPMENT	
Equipment	175,103
Less: accumulated depreciation	(153,896)
Net equipment	21,207
TOTAL ASSETS	$ 419,938
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 165
Accrued employee benefits	12,488
Accrued payroll & payroll taxes	23,617
Total current liabilities	36,270
STOCKHOLDER'S EQUITY	
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)	15,000
Additional paid-in capital	2,862
Retained earnings	365,806
Total stockholder's equity	383,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 419,938

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions	$ 700,802
Consulting income	4,596
Interest & dividend income	15,988
Realized Gain on Disposal of Assets	125
Gain on investments	10,552
	732,063
OPERATING EXPENSES	
Wages	381,858
Payroll taxes	31,186
Employee benefits	44,719
Management Fees	550
Administrative services	41,250
Professional fees	8,968
Contract labor	38,295
Travel and promotion	38,878
Rent	105,096
Office expense	31,970
Advertising	21,687
Postage	4,824
Telephone	7,409
Membership and registration fees	5,759
Insurance	12,953
Utilities	2,470
Donations	50
Depreciation	10,866
	788,788
OPERATING LOSS	(56,725)
OTHER INCOME	
Jumpstart	27,226
NET LOSS	$ (29,499)

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – DECEMBER 31, 2008	$ 15,000	$ 2,862	$ 395,305	$ 413,167
Net Loss	-	-	(29,499)	(29,499)
BALANCE – DECEMBER 31, 2009	$ 15,000	$ 2,862	$ 365,806	$ 383,668

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Loss	$ (29,499)
Charges and credits to net income not affecting cash	
Depreciation	10,866
Change in unrealized (gains) losses on investments	(10,552)
Realized gain on disposal of assets	(125)
Changes in assets and liabilities	
Accounts Receivable	
Commissions	7,255
Client	350
SIPC	(189)
Prepaid expenses	(270)
Accounts payable	(645)
Accrued employee benefits	(1,152)
Accrued payroll & payroll taxes	16,660
NET CASH USED FOR OPERATING ACTIVITIES	(7,301)
INVESTING ACTIVITIES	
Investments	(2,133)
Payments on notes receivable - related parties	237,422
Advances on notes receivable - related parties	(213,459)
Purchase of equipment	(600)
Proceeds from the sale of equipment	125
NET CASH FROM INVESTING ACTIVITIES	21,355
NET INCREASE IN CASH	14,054
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,460
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 19,514

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments in mutual funds are considered "trading securities" and are stated at fair value. Any unrealized gains or losses are included in income in the year they occur.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. The notes from related parties are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising Costs

Costs incurred for advertising are expensed as incurred. The Company incurred $21,687 for advertising costs during the year ended December 31, 2009.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Income Taxes

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

Uncertainty in Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2009, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2005 and state examinations for years before 2005.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Other Significant Accounting Policies

Other significant accounting policies are set forth in the financial statements and the notes thereto.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company has determined the fair value of certain assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the related asset or liability and are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data related to the asset or liability.

Assets are measured at fair value on a recurring basis at December 31, 2009 are as follows:

	2009
Investment Securities	
Mutual Funds	$ 78,624

The related fair values of these assets are determined as follows:

	Quoted Prices in Active Markets (Level 1)
Mutual Funds	$ 78,624

The fair value for securities is determined by reference to quoted market prices.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009 the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.7/1
Net capital	$ 51,672
Net capital requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 4 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 5 – NOTES RECEIVABLE

Notes receivable from related parties includes a note receivable from an officer and two employees of the Company. The note receivable from officer bears interest at 8% per year and is unsecured. The amount of the note at December 31, 2009 was $7,490 and is payable on demand. The two employee notes bear interest at 8% per year and are payable on demand in the amount of $137,196. The other note bears interest at 10% per year. Accrued interest income related to this note will be recognized for financial reporting and tax purposes when the interest is received. This note is payable on demand in the amount of $110,839 and is collateralized by property.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays fees to Terry, Lockridge, and Dunn, Inc., for accounting services, the preparation of the corporate tax return, and consulting services. Terry, Lockridge and Dunn, Inc. is partially owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. The total paid for these services for the year ended December 31, 2009, was $1,221.

The Company subcontracted an employee of Terry Lockridge & Dunn, Inc. during tax year ending December 31, 2009. The total paid to Terry Lockridge & Dunn, Inc. for these services in 2009 was $33,961.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2009, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2009, was $26,250.

The Company rents office space in Cedar Rapids, Iowa from the Terry Family Trust. The total rent paid for Cedar Rapids office space for the year ended December 31, 2009, was $36,000. The lease for office space has no set term and automatically renews each January 1 in the amount of $36,000 unless the lessor advises World Trend no less than thirty days prior to the end of the year.

The Company rents office space in Iowa City, Iowa from TLD-WT, LLC. The total rent paid for Iowa City office space for the year ended December 31, 2009, was $69,096. The lease for office space has no set term and automatically renews each January 1 in the amount of $69,096 unless the lessor advises World Trend no less than thirty days prior to the end of the year.

NOTE 7 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $11,330.

NOTE 8 – INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying financial statements of World Trend Financial Planning Services, Ltd., as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 24, 2010

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL		
Total stockholders' equity from the statement of financial condition		$ 383,668
Deductions		
Accounts Receivable - client		(2,981)
Commissions receivable - insurance and annuities		(39,400)
SIPC		(189)
Prepaid expenses		(514)
Equipment		(21,207)
Notes receivable		(255,525)
Net capital before haircuts		63,852
Liquid asset funds	19,300	
	X 2%	
	386	
Mutual fund	78,625	
	X 15%	
	11,794	
Total haircuts on marketable securities		(12,180)
Net capital		$ 51,672
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000		$ 5,000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition		$ 36,270
Ratio of aggregate indebtedness to net capital		.7/1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part IIA of Form X-17A-5, as originally filed		$ 51,672

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of World Trend Financial Planning Services, Ltd., (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the excemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 24, 2010